EXHIBIT 99.1

Hydro seeks improved operations and cost synergies in Jamaican alumina-deal

Hydro has today decided to exercise its right to acquire a 65 per cent interest in the Jamaican alumina refinery Alpart and sell this interest on to Switzerland based Glencore AG in a deal that will enhance value creation through improved operations and cost synergies.

As a part of its chapter 11 reorganisation, Kaiser has entered into an agreement to sell its 65 per cent interest in Alpart to the Russian company RUSAL. According to the Alpart Partnership agreement, Hydro has the right of first refusal on this transaction. Hydro has today decided to exercise this right. Simultaneously Hydro has agreed to sell this interest on to Glencore on identical terms and conditions. This transaction will not generate any accounting gain or loss for Hydro. Hydro has held 35 per cent of Alpart since the late 1980's, and Hydro's annual off-take is approximately 550,000 tonnes of alumina.

In terms of the agreement with Glencore, Alpart will change from being operated by a managing partner, to having an independent management. This will enhance management focus and contribute to strengthen the recent positive trends in Alpart. Both owners will be active participants in the Board of Directors.

Furthermore the agreement contemplates an optimisation of bauxite reserves between Alpart and Windalco, an alumina refining company in Jamaica, 93 per cent owned by Glencore. The balance, seven per cent, is held by the Government of Jamaica.

Hydro and Glencore have also entered into a Memorandum of Understanding, committing the parties to explore the possibility of a closer cooperation and utilisation of synergies between Alpart and Windalco. Windalco has an annual production of approximately 1.25 million tonnes of alumina.

Any optimisation of bauxite mining activities, as well as the changes in ownership in Alpart, will be subject to approval by the Jamaican government.

"Hydro believes the agreement with Glencore holds a strong industrial logic that will create value for the companies involved and enhance the position of the Jamaican bauxite and alumina industry", says Jon-Harald Nilsen, Executive Vice President of Hydro and head of the company's aluminium operations.

Alumina is the key raw material for the production of primary aluminium. In addition to Alpart, Hydro holds a 34 per cent interest in the Brazilian alumina refinery Alunorte which after the completion of the ongoing expansion will give Hydro the right to an off-take of approximately 1.4 million tonnes of alumina.

Hydro last year had a production of 1,470,000 tonnes of primary aluminium in its seven fully owned and five part owned plants in Europe, Australia and Canada. Approximately. 3 mill.tonnes of alumina is needed for the production of this metal volume. The primary production volume will over the next few years increase due to completion of expansion projects in Norway and Canada. Hydro is a leading energy and aluminium supplier operating in more than 40 countries. Hydro is one of the worlds leading producers of offshore oil and gas, the third largest aluminium supplier globally. Hydro's 36,000 employees create value developing solutions enabling our customers - and local communities worldwide - to become more viable.

Glencore AG is a subsidiary of Glencore International AG, a privately-owned company organised under the laws of Switzerland. Glencore is a leading, diversified natural resources group with worldwide activity in the mining, smelting, refining, processing and trading of metals and minerals, energy products and agricultural products. These activities are supported by strategic investments in industrial assets relating to Glencore's core physical marketing business.

Headquartered in Baar, Switzerland, Glencore employs over 1,700 people worldwide in 60 offices in over 50 countries. In its industrial operations, Glencore employs 46,000 people in 18 plants in 11 countries, including Windalco in Jamaica, Aughinish alumina refinery in Ireland, and Eurallumina alumina refinery in Italy.

***** Certain statements in this press release are or may constitute "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are not in the nature of historical facts may be deemed to be forward-looking statements and may contain identifying words such as "believes", "anticipates", "plans", "expects" and similar expressions. These forward looking statements are based on Hydro's current expectations, assumptions, estimates and projections about the company and the industries in which it engages in business. All forward-looking statements involve risks and uncertainties. For a detailed description of factors that could cause Hydro's actual results to differ materially from those expressed in or implied by such statements, please refer to its annual report on Form 20-F for the year-ended December 31, 2002 and subsequent filings on Form 6-K with the U.S. Securities and Exchange Commission. With respect to each non-GAAP financial measure Hydro uses in connection with its financial reporting and other public communications, Hydro provides a presentation of what Hydro believes to be the most directly comparable GAAP financial measure and a reconciliation between the non-GAAP and GAAP measures. This information can be found in Hydro's earnings press releases, quarterly reports and other written communications, all of which have been posted to Hydro's website (www.hydro.com).

Contacts:

Thomas Knutzen
+47 22539115
+47 90612359
Thomas.Knutzen@hydro.com

Hydro Aluminium
Drammensveien 264 Vaekero
N-0246 OSLO
Norway

Phone: (+47) 22 53 81 00
Fax: (+47) 22 53 79 30
www.hydro.com